Maurice Blanco maurice.blanco@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

March 12, 2024

Re:	Auna S.A.

Amendment No. 2 to Registration Statement on Form F-1

Filed February 22, 2024

File No. 333-276435

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Ansart

Katherine Bagley

Dear Ms. Ansart and Ms. Bagley:

On behalf of our client, Auna S.A. (the “Company”), we are submitting as Exhibit A (changed pages to the above referenced Registration Statement reflecting the inclusion of certain revised disclosures in the sections captioned “Presentation of Financial and Other Information,” “Risk Factors,” “Use of Proceeds” and “Principal Shareholders”) to this letter on a supplemental basis in order to facilitate the review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The enclosed pages are marked to indicate changes from the Registration Statement filed on February 22, 2024.

Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Maurice Blanco

Maurice Blanco

cc:	Gisele Remy, Chief Financial Officer

Auna S.A.

Exhibit A

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On October 5, 2022, we acquired 100% of the outstanding share capital of Hospital y Clínica OCA, S.A. de C.V. (“OCA”) DRJ Inmuebles, S.A. de C.V. (“DRJ”), Inmuebles JRD 2000, S.A. de C.V. (“Inmuebles JRD 2000”), and Tovleja HG, S.A. de C.V. (“Tovleja” and together with OCA, DRJ and Inmuebles JRD 2000, “Grupo OCA”), a leading healthcare group in Monterrey, Mexico. The aggregate purchase price was US$677.0 million, subject to purchase price adjustments. We funded our purchase of Grupo OCA through the incurrence of indebtedness, as well as a capital contribution by certain of our shareholders, which they financed through the incurrence of indebtedness (the “Sponsor Financing”) through a holding company they created named Heredia Investments and pledged substantially all of the shares they hold in us in connection therewith. We are not a party to nor do we guarantee, nor are we otherwise liable with respect to the debt under, the Sponsor Financing. Our shareholders intend to repay ~~all amounts~~US$[•] million outstanding under the Sponsor Financing with a portion of the proceeds of this offering. Following the completion of this offering and the use of proceeds therefrom, US$[•] million aggregate principal amount of indebtedness will remain outstanding under the Sponsor Financing, which our shareholders intend to refinance in the near term. The indebtedness under the Sponsor Financing has a final maturity of October 5, 2025. For additional information, see “Use of Proceeds” and “Principal Shareholders.”

RISK FACTORS

Following the completion of the offering, Enfoca, our controlling shareholder, will own approximately [•]% of our class B shares and [•]% of our class A shares and certain of our officers and a majority of our directors may be employed by or otherwise affiliated with Enfoca, which could give rise to potential conflicts of interest with them and certain of our other shareholders.

As of December 31, 2023, Enfoca, our controlling shareholder held approximately 72.9% of our outstanding shares and voting power. Following the completion of this offering, our controlling shareholder will own approximately 72.9% of our class B shares representing [•]% of our combined voting power (without giving effect to any class A shares that may be acquired in this offering through our Directed Share Program or otherwise), and as such, will continue to be our controlling shareholder following the completion of the offering. As a holder of class A shares, you will be entitled to one vote per class A share. As a result of its ownership of the majority of our voting power, Enfoca will have the ability to control the outcome of, among other matters, the election of our board of directors and, through our board of directors, decision-making with respect to our business direction; policies, including the appointment and removal of our officers and the fixing of directors’ compensation; major corporate transactions, such as mergers and acquisitions; changes to our articles of association; and our capital structure. Enfoca will retain this control over significant corporate matters for as long as it, either by itself or together with Mr. Pinillos Casabonne, directly or indirectly holds in the aggregate at least % of the voting power of our issued and outstanding share capital (without giving effect to any class A shares that may be acquired in this offering through our Directed Share Program or otherwise). See “Description of Our Share Capital.” As a result, Enfoca may use its significant influence over our business without regard to the interests of other shareholders, including in ways that could have a negative impact on your investment in the class A shares.

In addition, in connection with the Sponsor Financing, our shareholders created Heredia Investments, which received the proceeds of the Sponsor Financing. The proceeds were used for a capital contribution to our subsidiary, Auna Salud S.A.C., in October 2022 to fund, in part, our purchase of Grupo OCA. As part of the Sponsor Financing, certain of our controlling shareholders pledged substantially all of the shares they hold in us for the benefit of the lenders under the Sponsor Financing. We are not a party to the Sponsor Financing. However, our shareholders are required under the terms of the Sponsor Financing to repay the Sponsor Financing with proceeds they receive from an equity offering by us (through a dividend, loan or other payment from the proceeds of that offering, or through a secondary sale of shares in us by our shareholders). To facilitate a portion of that repayment, on the closing date of this offering, we will contribute US$[•] million of the proceeds from this offering to Auna Salud S.A.C., who will in turn use those funds to effect a capital reduction which will result in the cancellation of [•]% of shares in it held by Heredia Investments. Heredia Investments will use the funds it receives from Auna Salud S.A.C. to repay US$[•] million outstanding under the Sponsor Financing and in connection therewith, the documents governing the Sponsor Financing will be amended (the “Sponsor Financing Amendment”).

Following the completion of this offering and the use of proceeds therefrom, US$[•] million aggregate principal amount of indebtedness will remain outstanding under the Sponsor Financing, which our shareholders intend to refinance in the near term. The indebtedness under the Sponsor Financing has a final maturity of October 5, 2025. The documents governing the Sponsor Financing, as amended by the Sponsor Financing Amendment, will contain various covenants, other obligations and events of default, including a requirement that such shareholders cause us to comply with certain of the covenants set forth in the Credit Agreement. For additional information on the covenants in the Credit Agreement, see “Management’s Discussion and Analysis—Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.” Moreover, the documents governing the Sponsor Financing, as amended by the Sponsor Financing Amendment, will no longer require that our shareholders repay the Sponsor Financing with proceeds they receive from a primary equity offering by us. If our shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause us to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares. Foreclosing on the pledged shares may cause the lenders under the Sponsor Financing to sell securities of our company or the market to perceive that they intend to do so. See “—Substantial sales of class A shares after this offering could cause the price of our class A shares to decrease.” The exercise of any of these remedies could conflict with your interests, which may impact your investment in the class A shares and may subject us to additional risks and uncertainties.

Furthermore, our Executive Chairman of the Board and President, Jesús Zamora León, and a majority of our directors, including Jesús Zamora León, Jorge Basadre Brazzini, Leonardo Bacherer Fastoni, Andrew Soussloff and John Wilton, may be employed by or otherwise affiliated with Enfoca as directors on their board of directors. Although these directors and officers attempt to perform their duties within each company independently, such employment relationships and affiliations could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of changes to our business and operations, funding and capital matters, regulatory matters, matters arising with respect to agreements with Enfoca, board composition, employee retention or recruiting, labor, tax, employee benefit, indemnification and our dividend policy and declarations of dividends, among other matters.

Substantial sales of class A shares after this offering could cause the price of our class A shares to decrease.

Our existing shareholders will hold a large number of our ordinary shares after this offering. We, our officers, directors and our existing shareholders will enter into lock-up agreements with the underwriters pursuant to which they agree not to offer, sell, contract to sell or otherwise dispose of or hedge any class A shares or class B shares, without the prior written consent of Morgan Stanley and J.P. Morgan, during the 180 days following the date of this prospectus, subject to certain exceptions. After this 180-day period expires, these securities, and any class A shares purchased pursuant to our Directed Share Program by such individuals, will be eligible for sale.

Following the completion of this offering and the use of proceeds therefrom, US$[•] million aggregate principal amount of indebtedness will remain outstanding under the Sponsor Financing, which our shareholders intend to refinance in the near term. The indebtedness under the Sponsor Financing has a final maturity of October 5, 2025. The documents governing the Sponsor Financing, as amended by the Sponsor Financing Amendment, will contain various covenants, other obligations and events of default, including a requirement that such shareholders cause us to comply with certain of the covenants set forth in the Credit Agreement. For additional information on the covenants in the Credit Agreement, see “Management’s Discussion and Analysis—Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.” If our shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause us to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares. Foreclosing on the pledged shares may cause the lenders under the Sponsor Financing to sell securities of our company or the market to perceive that they intend to do so, which may cause the market price of our class A shares to decline significantly.

In addition, pursuant to the Registration Rights Agreement (as defined herein), at any time beginning 180 days following the closing of this offering, subject to several exceptions, certain of our existing shareholders will have the right, subject to certain conditions, to require us to register the sale of their ordinary shares under the Securities Act. See “Related Party Transactions—Registration Rights Agreement.” Following completion of this offering, the shares covered by demand registration rights would represent approximately% of our outstanding ordinary shares assuming no exercise of the underwriters’ option to purchase additional class A shares. By exercising their demand registration rights and selling a large number of shares, such existing shareholders could cause the prevailing market price of our class A shares to decline.

As restrictions on resale end, or if existing shareholders exercise their registration rights, the market price of our class A shares could decline significantly if we or our existing shareholders sell securities of our company or the market perceives that we or our existing shareholders intend to do so.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$[•] million, or US$[•] million if the underwriters exercise their option to purchase additional class A shares in full. These amounts assume an initial public offering price of US$[•] per class A share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

We will use the net proceeds from this offering to ~~fund the repayment in full by our shareholders of their Sponsor Financing (approximately~~contribute US$[•] million~~) as part of our acquisition of the 21.2% interest in~~ to Auna Salud S.A.C., who will in turn use those funds to effect a capital reduction which will result in the cancellation of [•]% of shares in it held by Heredia Investments, as further described below, and the remainder to repay US$[•] million of indebtedness under our Term Loans (as defined herein and further described below) and for other general corporate purposes.

We are not a party to the Sponsor Financing. However, our shareholders are required under the terms of the Sponsor Financing to repay the Sponsor Financing with proceeds they receive from an equity offering by us (through a dividend ~~or~~, loan or other payment from the proceeds of that offering, or through a secondary sale of shares in us by our shareholders). To facilitate a portion of that repayment, on the closing date of this offering, we will ~~use~~contribute US$[•] million of the proceeds from this offering to ~~loan funds (the “Heredia Loan”) to Heredia Investments~~Auna Salud S.A.C., who will in turn use those funds to ~~repay all amounts outstanding under the Sponsor Financing and as a result thereof, the documents governing the Sponsor Financing will be terminated. Immediately after the Sponsor Financing is repaid in full and the documents governing the Sponsor Financing are terminated, we will acquire~~effect a capital reduction which will result in the cancellation of [•]% of its shares held by Heredia Investments ~~by way of a merger of Heredia Investments into Auna Salud S.A.C. As a consequence of the merger, we will own 100% of Auna Salud S.A.C. and assume the indebtedness under the Heredia Loan (which indebtedness will be eliminated upon consolidation). Other than its 21.2%~~and thus, increase our interest in Auna Salud S.A.C. ~~and its obligations under the Heredia Loan,~~from [•]% to [•]%. Heredia Investments will ~~not have any other material assets or liabilities at the time of the merger.~~use the funds it receives from Auna Salud S.A.C. to repay US$[•] million outstanding under the Sponsor Financing and in connection therewith, the documents governing the Sponsor Financing will be amended.

The Term Loans to be repaid in part with proceeds from this offering mature in December 2028 and bear interest based on Term SOFR, in the case of USD-denominated Term Loans and on Tasa de Interés Interbancaria de Equilibrio (“TIIE”) as published by the Mexican Central Bank, in the case of MXN-denominated Term Loans, in each case, plus an applicable margin. The proceeds of the Term Loans were used to repay other outstanding indebtedness, as well as related transaction costs.

For further information, see “Principal Shareholders—Sponsor Financing,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement~~,” “Related Party Transactions—Heredia Loan Agreement” and “Related Party Transactions—Heredia Merger Agreement~~.”

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[•] per class A share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately US$[•] million, assuming the number of class A shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. Each increase (decrease) of 1.0 million class A shares sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately US$[•] million, assuming the assumed initial public offering price of US$[•] per class A share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

PRINCIPAL SHAREHOLDERS

Sponsor Financing

In connection with the Sponsor Financing, our shareholders created Heredia Investments, which received the proceeds of the Sponsor Financing. The proceeds were used for a capital contribution to our subsidiary, Auna Salud S.A.C., in October 2022 to fund, in part, our purchase of Grupo OCA. As part of the Sponsor Financing, certain of our controlling shareholders pledged substantially all of the shares they hold in us for the benefit of the lenders under the Sponsor Financing. ~~The indebtedness under the Sponsor Financing has a final maturity of October 5, 2025.~~ Heredia Investments currently holds a 21.2% interest in Auna Salud S.A.C. directly and we hold a 78.8% interest therein. Other than its interest in Auna Salud S.A.C. and its obligations under the Sponsor Financing, Heredia Investments does not have any material assets or liabilities.

We are not a party to the Sponsor Financing. However, our shareholders are required under the terms of the Sponsor Financing to repay the Sponsor Financing with proceeds they receive from an equity offering by us (through a dividend ~~or~~, loan or other payment from the proceeds of that offering, or through a secondary sale of shares in us by our shareholders). To facilitate a portion of that repayment, on the closing date of this offering, we will ~~use~~contribute US$[•] million of the proceeds from this offering to ~~loan funds to Heredia Investments~~Auna Salud S.A.C., who will in turn use those funds to ~~repay all amounts~~effect a capital reduction which will result in the cancellation of [•]% of its shares held by Heredia Investments and thus, increase our interest in Auna Salud S.A.C. from [•]% to [•]%. Heredia Investments will use the funds it receives from Auna Salud S.A.C. to repay US$[•] million outstanding under the Sponsor Financing and ~~as a result thereof~~in connection therewith, the documents governing the Sponsor Financing will be ~~terminated. Immediately after~~amended. Pursuant to the Sponsor Financing ~~is repaid in full and the documents governing the Sponsor Financing are terminated, we will acquire Heredia Investments by way of a merger of Heredia Investments into Auna Salud S.A.C. As a consequence of~~ Amendment, our shareholders will be required to cause us to comply with certain of the covenants set forth in the Credit Agreement. For additional information on the covenants in the Credit Agreement, see “Management’s Discussion and Analysis—Liquidity and Capital Resources—Contractual Obligations and Commitments—Credit Facilities—Credit and Guaranty Agreement.”

Following the ~~merger, we will own 100% of Auna Salud S.A.C. and assume the~~completion of this offering and the use of proceeds therefrom, US$[•] million aggregate principal amount of indebtedness will remain outstanding under the Sponsor Financing, our shareholders intend to refinance in the near term. The indebtedness under the ~~Heredia Loan (which indebtedness will be eliminated upon consolidation)~~Sponsor Financing has a final maturity of October 5, 2025. Following ~~this~~the repayment in full of the Sponsor Financing, the pledges on the shares held by our controlling shareholders securing the Sponsor Financing will be released.